Exhibit 99.1

The Result of Ordinary General Meeting of Shareholders

Agenda 1 : Approval of the 50th FY Financial Statements

Item(Unit : KRW)	Consolidated	Separate
Total Assets	79,024,959 million	53,692,258 million
Total Liabilities	31,560,950 million	7,750,803 million
Paid-in Capital	482,403 million	482,403 million
Total Shareholders’ Equity	47,464,009 million	45,941,455 million
Sales	60,655,100 million	28,553,815 million
Operating Profit	4,621,834 million	2,902,453 million
Net Profit	2,973,469 million	2,545,685 million
Net Profit per Share	34,464	31,409

<Approval of Dividend Distribution>

Details	2017
1 Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	3,500
- Quarterly Dividend (KRW)	4,500
2 Dividend Yield Ratio (%) ( = Annual Dividend per Share /Market Price)	2.4

Agenda 2: Partial Amendments to Articles of Incorporation

☐ 2-1 : Purpose of the Company Business

Existing Article	Amendment
Article 2. Purpose	Article 2. Purpose

4. To engage in the supply of LNG and power generation as well as in the distribution business thereof and in the resources development business	4. To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business

☐ 2-2: Number of the Directors

Existing Article	Amendment
Article 27. Number of the Directors	Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than twelve (12) Directors, among which the Outside Directors shall constitute the majority of the total number of the Directors.	The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Outside Directors shall constitute the majority of the total number of the Directors.

☐ 2-3: Reorganization of Special Committees

Existing Article	Amendment
Article 29-2. Recommendation of Inside Director Candidate other than the Chairman and the Representative Director	Article 29-2. Recommendation of Inside Director Candidate other than the Chairman and the Representative Director

A candidate for Inside Director other than the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.	A candidate for Inside Director other than the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45.

Article 30. Recommendation of Candidate for Outside Directors	Article 30. Recommendation of Candidate for Outside Directors

(1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

(1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation and Management Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation and Management Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 45. Special Committees	Article 45. Special Committees

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. Director Candidate Recommendation Committee;

2. Evaluation and Compensation Committee;

3. Finance and Operation Committee;

4. Executive Management Committee;

5. Audit Committee; and

6. Related Party Transactions Committee.

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. Director Candidate Recommendation and Management Committee;

2. Evaluation and Compensation Committee;

3. Finance and Related Party Transactions Committee;

4. Executive Management Committee; and

5. Audit Committee.

Agenda 3: Election of Inside Directors

•  Number of Elected Inside Directors: 4 Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Oh, In-Hwan	September 15, 1958 Board of Directors

(Present) President & Representative Director, POSCO(Chief Operating Officer)

Senior Executive Vice President & Inside

Director, POSCO(Head of Steel Business Division)

Executive Vice President, POSCO

(Head of Steel Business Strategy Division)

M.A. in Economics, Yonsei University

			None	None	1 Year

Chang, In-Hwa	August 17, 1955 Board of Directors

(Present) Senior Executive Vice President & Inside Director, POSCO (Head of Steel Production Division)

Senior Executive Vice President, POSCO

(Head of Technology and Investment Division)

Executive Vice President, POSCO

(New Business Development Dept.)

Ph.D. in Ocean Engineering, Massachusetts Institute of Technology

			None	None	1 Year

Yu, Seong	March 4, 1957 Board of Directors

(Present) Senior Executive Vice President & Inside Director, POSCO

(Head of Technology & Investment Division)

Executive Vice President, POSCO

(Energy Storage Materials Business Dept.)

Senior Vice President, POSCO

(Managing Director, POSCO Japan)

MBA, Graduate School for Information Technology of POSTECH

			None	None	1 Year

Chon, Jung-Son	August 26, 1962 Board of Directors

(Present) President & Representative Director,

POSCO C&C

Executive Vice President, POSCO

(Head of Corporate Strategy Dept.)

Senior Vice President, POSCO(Head of Raw Materials Purchase Dept.)

B.A. in Law, Korea University

			None	None	1 Year

Agenda 4: Election of Outside Directors

•  Number of Elected Outside Directors: 3 Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Kim, Sung-Jin	April 18, 1949 Director Candidate Recommendation Committee

President of Hankyong National University

Minister of Maritime Affairs and Fisheries

Administrator of the Small and Medium Business Administration

Former Secretary to the President on Policy Planning and Industrial policy

Director General of the Social Budget Bureau, National Budget Administration

Director General of the Finance & Economy Bureau and Industrial Policy Bureau , Office of the Prime Minister

M.A. and Ph.D. in Economics, Kansas State University

			None	None	3 Years

Kim, Joo-Hyun	October 11, 1952 Director Candidate Recommendation Committee

(Present) President & CEO, The financial news

President, Future Korea Institute, Kookmin University

Vice President, The Association of Korean Economic Studies

President & CEO, Hyundai Research Institute

Member of the President Advisory Committee of PCSD

Member of the Business & Industry Advisory Committee to the OECD

Ph.D. in Finance, Arizona State University

[Special Committee Participation]

Director Candidate Recommendation Committee (100% attendance)

Evaluation and Compensation Committee(100% attendance)

Audit Committee(100% attendance)

Related Party Transactions Committee(80% attendance)

			None	None	3 Years

Bahk, Byong-Won	September 24, 1952 Director Candidate Recommendation Committee

(Present) Chairman of Korea Employers Federation

President, National Happiness Fund

Chairman of The Korea Federation of Banks

Senior Economic Advisor to the President of Korea

CEO & Chairman of the Board,

Woori Bank

Vice Minister, Ministry of Finance and Economy

M.A. in Economics, University of Washington, Seattle

[Special Committee Participation]

Evaluation and Compensation Committee(100% attendance)

Finance and Operation Committee(100% attendance)

			None	None	3 Years

Agenda 5: Election of Audit Committee Member

•  Number of Elected Audit Committee Member: 1 Member

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Bahk, Byong-Won	September 24, 1952 Director Candidate Recommendation Committee

(Present) Chairman of Korea Employers Federation

President, National Happiness Fund

Chairman of The Korea Federation of Banks

Senior Economic Advisor to the President of Korea

CEO & Chairman of the Board,

Woori Bank

Vice Minister, Ministry of Finance and Economy

M.A. in Economics, University of Washington, Seattle

[Special Committee Participation]

Evaluation and Compensation Committee(100% attendance)

Finance and Operation Committee(100% attendance)

			None	None	3 Years

Agenda 6: Approval of Limit of Total Remuneration for Directors

☐  The Limit (to be approved) of the Total Remuneration in the 51st fiscal year :

     KRW 10.0 billion

☐  The Limit (approved) of the Total Remuneration in the 50th fiscal year :

     KRW 10.0 billion